04031619

RECEIVED APR 30 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB Number:	3235-0327
Expires:	July 31, 2004
Estimated average burden hours per response	0.15

RECD S.E.C. APR 30 2004 1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Lifetime Hoan Corporation
Exact name of registrant as specified in charter

0000874396
Registrant CIK Number

DEF 14A FOR 12/31/03
2004 Proxy
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-19254
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
JUN 04 2004
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westbury, State of New York, 19 2004

Lifetime Hoan Corporation
(Registrant)

By: [signature]
(Name and Title)
Robert McNally
VP Finance, CFO, Treasurer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 19 ____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2082 (3-99)

PERFORMANCE GRAPH

The following graph compares the cumulative total return on the Company's Common Stock with the Nasdaq Market Value Index and the Housewares Index - Media General Industry Group. The comparisons in this table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of the possible future performance of the Company's Common Stock.

LIFETIME HOAN CORPORATION

Cumulative Total Stockholder Return for the Period December 31, 1998 through December 31, 2003. [2]



250.00
200.00
150.00
100.00
50.00
0.00
12/31/1998
12/31/1999
12/31/2000
12/31/2001
12/31/2002
12/31/2003
Lifetime Hoan
Housewares Index
NASDAQ Market Index

Date	Lifetime Hoan	Nasdaq Market Index	Housewares Index
12/31/98	100.00	100.00	100.00
12/31/99	55.47	176.37	82.35
12/31/00	79.23	110.86	68.95
12/31/01	68.18	88.37	80.46
12/31/02	56.45	61.64	86.52
12/31/03	206.80	92.68	74.75

[2] Assumes $100 invested on December 31, 1998 and assumes dividends reinvested. Measurement points are at the last trading day of each of the fiscal years ended December 2003, 2002, 2001, 2000 and 1999. The material in this chart is not soliciting material, is not deemed filed with the Securities and Exchange Commission and is not incorporated by reference in any filing of the Company under the Securities Act of 1993, as amended, or the Securities Exchange Act of 1934, as amended, whether or not made before or after the date of this Proxy Statement and irrespective of any general incorporation language in such filing. A list of the companies included in the housewares index will be furnished by the Company to any stockholder upon written request to the Vice President, Finance and Treasurer of the Company.